Exhibit 99.1

Guardforce AI Regains Compliance with Nasdaq Listing Requirements

NEW YORK, NY / ACCESSWIRE / April 14, 2022 / Guardforce AI Co., Limited ("Guardforce AI" or the "Company") (NASDAQ:GFAI) (NASDAQ:GFAIW), an integrated security solutions provider, today announced that it has received notice from the Nasdaq Stock Market LLC (Nasdaq) on April 11, 2022 informing Guardforce AI that it has regained compliance with the minimum bid price requirement under Nasdaq listing rule 5550(a)(2) (the “Rule”) for continued listing on The Nasdaq Capital Market. Consequently, Guardforce AI is now in compliance with all applicable listing standards and its ordinary share will continue to be listed on The Nasdaq Capital Market.

Guardforce AI was previously notified by Nasdaq on March 9, 2022 that it was not in compliance with the minimum bid price rule because its ordinary share failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. In order to regain compliance with the Rule, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. This requirement was met on April 8, 2022, the tenth consecutive trading day when the closing bid price of the Company's ordinary share was over $1.00.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward-Looking Statements

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations
Patrick Yu
Email: patrick.yu@fleishman.com
Phone: (+852) 2586-7877

Investor Relations
Shannon Devine
Email: GFAI@mzgroup.us
Phone: +1 203-741-8811

Guardforce AI Corporate Communications
Hu Yu
Email: yu.hu@guardforceai.com